SOLUTION TECHNOLOGY INTERNATIONAL, INC.
                          5210 CHAIRMANS COURT, SUITE 3
                               FREDERICK, MD 21703


                                 March 17, 2005


VIA EDGAR AND FACSIMILE (202) 942-9544
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Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Ms. Barbara Jacobs

         RE: SOLUTION TECHNOLOGY INTERNATIONAL, INC. (333-118439) REGISTRATION STATEMENT ON FORM SB-2
              ----------------------------------------------------

Dear Ms. Jacobs:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Solution Technology International, Inc. (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-118439, together with all exhibits and amendments thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on August 20, 2004. In light of certain regulatory issues regarding the proposed distribution of its shares, the Registrant has determined not to effect the public offering to which the Registration Statement relates at this time.

         Please be advised that the Registrant has not printed or circulated preliminary prospectuses, nor made any offers or sales under the Registration Statement or in connection with the offering contemplated by the Registration Statement. While the Registrant has no specific plans for a private offering, it may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

         If you have any questions regarding the foregoing application for withdrawal, please contact Ernest M. Stern at (202) 778-6461.

                                   Very truly yours,

                                   SOLUTION TECHNOLOGY INTERNATIONAL, INC.

                                   By: /s/ Dan Jonson
                                       -------------------------------------
                                       Dan Jonson
                                       President and Chief Executive Officer

cc:  Ernest M. Stern, Esq.